FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

WITHDRAWAL RIGHT

Companhia Brasileira de Distribuição (“Company” or “GPA”), in the context of the Company’s migration to the Novo Mercado, hereby informs its shareholders that, in compliance with articles 136 and 137 of Law 6,404/76, the holders of preferred shares of the Company that abstained from voting, disagreed with the approval or did not attend the Special Shareholders Meeting of Holders of Preferred Shares of the Company held on December 30, 2019 which approved the conversion of all preferred shares of the Company into common shares and it was published in the newspapers on January 3, 2020, will have thirty (30) days to exercise the withdrawal right, which will initiate on January 6, 2020 and it will end on February 4, 2020.

The withdrawal right will only apply to shareholders holders of the preferred shares of the Company that prove to have continuously held preferred shares from November 28, 2019 - date of the approval, by the Board of Directors of the Company, of the migration of the latter to Novo Mercado and convertion of its preferred shares into common shares, in the proportion of one common share for one preferred share - until the date of the exercise of the withdrawal right.

Under article 45 of Law 6,404/76, the amount of the reimbursement was calculated based on the equity book value per share of the Company, based on the net equity contained in the financial statements of the Company for the period ending on December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 (forty-one reais and fifty four centavos) per preferred share. There will be no correction or adjustment on the reimbursement value and the fractions of cents will be disregarded.

The shareholders willing to exercise their withdrawal rights whose preferred shares issued by the Company are deposited with the depositary institution of B3 shall exercise it through their custody agents.

Other shareholders willing to exercise the withdrawal rights must go to one of the commercial agencies Itaú-Unibanco, that offers a wide number of commercial agencies to assist the book entry investors of Itaú Corretora de Valores S.A., located in the city of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, during banking hours (for further information, contact the investors service channel by telephones: 3003-9285, for capitals and metropolitan areas or 0800 7209285, for other locations, from 9am to 6pm on business days), and present a letter written by the person himself duly executed and notarization of signature by similarity, containing (i) the amount of shares to be reimbursed and (ii) proof of the bank information for the receipt of the relevant value.

Additionally, it is necessary to deliver certified copies of the following documents:

a) Individual Shareholder: Identity Card, Individual Taxpayers’ Register Card (CPF) and proof of residence and bank domicile.

b) Corporate Shareholder: the last bylaws or articles of association, General Taxpayers' Register Card (CNPJ), corporate documentation granting powers of representation and Identity Card, Individual Taxpayers’ Register Card (CPF), proof of residence of their representatives and bank domicile.

In cases where there is representation of the shareholder representation of the shareholder (individual or legal entity) by means of a power of attorney, in addition to the documents mentioned above, it will be necessary to present the original or certified copy of the respective power of attorney, proving the special powers for the attorney-in-fact to exercise, on its behalf, the exercise of the withdrawal right and request the reimbursement of the shares, with the respective notarization of the signature.

We emphasize that the Company does not intend to exercise the right to reconsider the deliberation of the Conversion, as provided for in paragraph 3 of article 137 of Law 6,404/76.

Upon termination of the term for the exercise of the withdrawal right, the Company shall disclose Notice to Shareholders informing the date of payment of the reimbursement amount and the date of the conclusion of the conversion of preferred shares into common shares, with the consequent discontinuity of negotiation of the preferred shares.

Finally, the Company inform its shareholders that will already file the migration request before B3, which will only be implemented after the fulfillment of possible requirements made by B3 and its approval.

GPA’s Investor Relations area is available for any questions on the email gpa.ri@gpabr.com.

São Paulo, January 3, 2020.

Isabela Cadenassi

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 3, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.